SI

19010367

Securities and Exchange Commission
Trading and Markets

MAR 13 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5 ~~A~~
PART III

SEC FILE NUMBER
8- 69571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARCTIC SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE ROCKEFELLER PLAZA - SUITE 1706
(No. and Street)

NEW YORK (City) NY (State) 10124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES B. AHLFELD 212-739-0622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLP
(Name – *if individual, state last, first, middle name*)

805 THIRD AVE (Address) NEW YORK (City), NY (State) 10022 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, MATTHEW JOHAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARCTIC SECURITIES, LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

2/14/19

Title

Notary Public

LESLIE ALWADISH
Notary Public, State of New York
No. 01AL4852847
Qualified in New York County
Commission Expires Feb. 10, 2022

New NY NY
2/14/19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Directors of
Arctic Securities LLC
New York, NY

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Arctic Securities LLC (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RBSM LLP

We have served as the Company's auditor since 2017.

New York, NY
March 11, 2019

Arctic Securities LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

ASSETS:		
Cash and Cash Equivalents	$	316,795
Cash-segregated in compliance with federal regulations		1,000
Restricted Cash-Clearing Account		254,708
Due from Clearing Broker		139,250
Accounts Receivable - Related Party		954,421
Due from Employee		16,595
Prepaid Expenses and Other assets		89,129
Deferred Compensation-Bonus, net		952,500
Office Equipment and furniture, net		109,750
Rent Security Deposits		2,993
TOTAL ASSETS	$	2,837,141

LIABILITIES AND MEMBER'S DEFICIT

LIABILITIES:		
Accrued Expenses	$	663,244
Accounts Payable-Related Party		25,963
Deferred Rent		10,618
TOTAL LIABILITIES		699,825
Subordinated Loans and Accrued Interest		5,880,362
MEMBER'S DEFICIT		
Member's Deficit		(3,743,046)
TOTAL MEMBER'S DEFICIT		(3,743,046)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$	2,837,141

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Arctic Securities LLC (the "Company") is a Delaware limited liability company and a wholly owned subsidiary of Arctic Securities Holdings AS (the "Holding Company"). In turn, the Holding Company is a wholly owned subsidiary of Arctic Securities AS, (the "Parent") which is a brokerage firm located in Norway. The Company was approved as a registered broker-dealer on August 3, 2015 and its principal place of business is located in New York, NY. The Company operates under the provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company primarily services institutional clients in equities and fixed income transactions and provides investment banking services. It also conducts business as a broker dealer for US institutional investors and foreign institutional investors, as defined in Rule 15a-6, transmitting orders in foreign equity securities to its Parent.

The Company receives its funding from the Parent in the form of subordinated debt on an as needed basis for purposes of ensuring compliance for regulatory purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and Cash Equivalents

The Company maintains cash balances at one financial institution. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its cash.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, prepaid expenses, accounts receivable, other receivables, accounts payable and accrued expenses approximate their fair values based on their contracted values and the short-term maturity of these instruments.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy That prioritizes observable and

unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(d) Concentration Risk and Credit Risk

Activity conducted in foreign countries subjects the Company to unpredictable changes or disruptions due to economic, political, or legal issues. In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers.

(e) Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on management's estimate of collectability of such receivables outstanding. As of December 31, 2018, management believes such receivables are fully collectible; hence no allowance has been recorded nor was any bad debt expense recorded during the year.

(f) Office Equipment, Furniture and Leasehold

Equipment is carried at cost. Amounts incurred for repairs and maintenance are charged to operations in the period incurred. Depreciation is calculated on a straight-line basis over its useful life of five to seven years. Accumulated depreciation is $135,410 as of December 31, 2018. Depreciation expense for 2018 was $40,980.

Computer Equipment	$153,424
Office Furniture	73,490
Leasehold Improvement	13,018
Software	5,266
Accumulated Depreciation	(135,448)
	$109,750

(g) Deferred Rent

The Company recognizes the benefit of free rent periods as deferred rent and amortizes the benefit on a straight line basis, over the life of the lease.

(h) Share Based Compensation

The Company provides certain incentive compensation awards to its employees in the form of options to purchase shares in the Parent company, (Share Options). The Company accounts for the Share

Options in accordance with the provisions of the Accounting Standards Codification Topic 718, whereby the cost of such awards are measured based on the fair value of the equity or liability instrument issued on the grant date using a Black-Scholes based option pricing model. The Black Scholes model fair value computation of these stock options utilized the assumptions of expected terms ranging from 1.5 to 3 years, risk free rate of return of 3% and volatility percentages ranging from 20% to 40%. All of such stock options are fully vested, exercisable, and are being amortized over the expected term of such stock options, since these options were issued to the employees. There is no intrinsic value as of December 31, 2018 for these options which have expired. At December 31, 2018, Share Options activity (in Units) are as follows:

		Weighted Average	
	Granted	Exercise Price	Remaining Contractual Term
Share Options December 31, 2017	18,415	NOK 816	0.33 Years
Granted	-	-	-
Expired	(18,415)	NOK 816	-
Exercised	-	-	-
Share Options December 31, 2018	-	-	-

(i) Deferred Compensation

The Company paid sign on bonuses to certain key employees. In accordance with Accounting Standards Codification Topic 710, such amounts are recorded as part of deferred compensation and amortized over the contract period, which is three years.

Deferred Compensation	$3,158,800
Accumulated Amortization	(2,206,300)
	$ 952,500

Amortization expense for the next three years will be as follows:

Years ending December 31,	
2019	$470,000
2020	470,000
2021	12,500
	$952,500

NOTE 3 – RESTRICTED CASH, RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The Company has a fully disclosed clearing agreement with Industrial and Commercial Bank of China Financial Services, LLC "ICBC" to clear and settle transactions in U.S. equities, ADR's and fixed income securities. The commission receivable from the broker consists of commissions earned net of execution charges and amounts payable for securities traded on behalf of customers.

Amounts held at clearing broker at December 31, 2018 consists of the following:

Deposit at clearing broker	$254,708
Fees and commissions receivable	139,250
	$393,958

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company's net capital of $437,891 which was $187,891 in excess of its required net capital of $250,000. The Company's net capital ratio of aggregate indebtedness to net capital was 1.54 to 1.

NOTE 5 – CASH - SEGREGATED IN COMPLIANCE WITH FEDERAL REGULATIONS

Pursuant to its current status as a broker dealer with FINRA, the Company is required to maintain such funds for regulating purposes relating to maintaining cash in a segregated reserve account for the exclusive benefit of its clients.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has certain transactions with its Parent. Had the Company transacted as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein. The Company is owed $954,421 by its Parent entity and the Company owes the Parent $25,963.

NOTE 7 – COMMITMENT AND CONTINGENCIES

The Company is obligated under an operating lease for office space in NYC, NY which expires August 28, 2020. Rent expense for the year ended December 31, 2018 amounted to $263,271 on the NYC office. At December 31, 2018, the Holding Company maintained an irrevocable letter of credit of $164,268 on behalf of the Company in connection with the security deposit required under the office lease.

On November 28, 2016 the Company entered into an office lease in Houston, Texas, which had a commencement date of February 1, 2017. Rent expense for the year ended December 31, 2018 amounted to $42,801 on the Houston office.

Total future minimum annual lease payments under these operating leases are as follows:

Years Ending December 31,	
2019	280,334
2020	173,548
	$ 453,882

NOTE 8 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2018, are listed as follows:

Subordinated note, 5%, due February 15, 2021	$3,000,000
Subordinated note, 5%, due February 16, 2020	2,500,000
	$5,500,000

The Company entered into a subordinated loan with the Parent on February 3, 2018 in the amount of $3,000,000 at an interest rate of 5% and a 3 year maturity. The proceeds of the $3,000,000 subordinated loan was used to retire the $700,000 subordinated loan due May 17, 2019 and the $750,000 subordinated loan due September 21, 2019. The Company received a net of $1,433,707 after repayment of two subordinated loans and related interest accrued.

The subordinated borrowings are with related parties and had an initial term of three years. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2018, there was $380,362 of accrued interest due on these subordinated borrowings.

NOTE 9 – INCOME TAXES

As a single member limited liability company, the Company has elected to be treated as a C Corporation for federal and state income tax purposes.

Management's judgement is required in evaluating items that factor into determining tax provisions. Management believes its tax provisions reflected in the financial statement are fully supportable.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets are measured using enacted tax rates expected to be recovered or settled. The Company has a Net Operating Loss (NOL) carryforward of $7.0 million. The deferred tax asset of $1.6 million, which is a $.7 million decrease over the previous year. The decrease in the deferred tax asset is attributed to the decrease in tax rates offset by the NOL reserve from the 2018 taxable loss. The NOL's are available for use against future federal, state and city taxes and will expire in the year 2036 to 2038. The Company's federal and state income tax returns for the years 2016, 2017 and 2018 remain open for audit by applicable regulatory authority.

The Company believes it is more likely than not that the deferred tax asset will not be realized, accordingly, the Company has recorded a full valuation allowance.

NOTE 10 – DEFINED CONTRIBUTION 401(K) PLAN

The Company formed a 401(K) plan whereby a voluntary and discretionary contribution by both the Company and its employees can be made. The Company contributed $38,683 during 2018.

NOTE 11 – MEMBER'S DEFICIT

As of December 31, 2018, there were 360,000 units issued and outstanding at an aggregate value of $3,600,000.

NOTE 12 – RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) "ASU 2016 – 02 Leases " intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, office equipment and manufacturing equipment. The ASU will require organizations that lease assets—referred to as "lessees"—to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current Generally Accepted Accounting Principles (GAAP), the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP—which requires only capital leases to be recognized on the balance sheet—the new ASU will require both types of leases to be recognized on the balance sheet. The ASU on leases will take effect for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other organizations, the ASU on leases will take effect for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of this ASU on its consolidated financial statements. Early adoption is permitted. The Company has not adopted this guidance for 2018 and is currently evaluating the impact of adopting this guidance.

All other recently issued accounting pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

NOTE 13 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

NOTE 14 – SUBSEQUENT EVENTS

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements.

The financial statement considered events through March 11, 2019, the date on which the financial statement was available to be issued.